

Shupeng (Carina) Cao · 3rd

WaterStar Capital – Founding & Managing Partner

Atlanta, Georgia, United States · **Contact info**

43 connections

 **WaterStar Capital**

 **City University of Seattle**

Experience



Founding & Managing Partner
WaterStar Capital
Mar 2015 – Present · 6 yrs 11 mos
China



投资总监
中粮农业产业基金
Jan 2013 – Mar 2015 · 2 yrs 3 mos
中国 北京

Education



City University of Seattle
MBA
2002 – 2004



北京工业大学
学士, 商业企业管理
1989 – 1993

Licenses & certifications



技术经理人
上海执业经纪人协会
Issued Mar 2018 · No Expiration Date



AMAC基金管理人从业资质
中国证券投资基金业协会
Issued Apr 2016 · No Expiration Date



融资租赁高级管理师
人力资源和社会保障部
Issued 2012 · No Expiration Date